EXHIBIT 99.1


                               NOTEHOLDERS REPORT
                        CRUSADE GLOBAL TRUST NO.1 OF 1999
                       COUPON PERIOD ENDING 15 AUGUST 2003

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NOTES
-----
                                FV OUTSTANDING                                     COUPON         PRINCIPAL      CHARGE OFFS
                                     (USD)        BOND FACTOR    COUPON RATE   PAYMENTS (USD)   PAYMENTS (USD)      (USD)
                                --------------    -----------    -----------   --------------   --------------   -----------

Class A1 Notes                            0.00      0.000000%      0.00000%              0.00             0.00         0.00
Class A2 Notes                  146,402,343.03     25.729762%      1.62000%        727,510.89    29,324,925.81         0.00
Class A3 Notes                  125,000,000.00    100.000000%      1.71000%        546,250.00             0.00         0.00
------------------------------------------------------------------------------------------------------------------------------



                                                                     31 JUL 03
POOL SUMMARY                                                            AUD
------------                                                    ----------------
Outstanding Balance - Variable Rate Housing Loans                   368,287,474
Outstanding Balance - Fixed Rate Loans                               59,054,399
Number of Loans                                                           5,813
Weighted Average Current LVR                                             50.63%
Average Loan Size                                                        73,515
Weighted Average Seasoning                                              74 mths
Weighted Average Term to Maturity                                      215 mths

PRINCIPAL COLLECTIONS                                                   AUD
---------------------                                          -----------------
Scheduled Principal Payments                                       6,030,219.92
Unscheduled Principal Payments                                    44,564,175.16
Redraws                                                            5,339,879.94

Principal Collections                                             45,254,515.14

TOTAL AVAILABLE PRINCIPAL                                               AUD
-------------------------                                      -----------------
Principal Collections                                             45,254,515.14
Principal Charge Offs                                                      0.00
Principal Draw                                                             0.00

Total Available Principal                                         45,254,515.14

Principal Distributed                                             45,254,515.14
Principal Retained                                                         0.00

TOTAL AVAILABLE FUNDS                                                   AUD
---------------------                                         ------------------
Available Income                                                   8,237,247.41
Principal Draw                                                             0.00
Liquidity Draw                                                             0.00

Total Available Funds                                              8,237,247.41

REDRAW & LIQUIDITY FACILITIES                                           AUD
-----------------------------                                -------------------
Redraw Shortfall                                                           0.00
Redraw Carryover Charge Offs                                               0.00

Liquidity Draw                                                             0.00
Liquidity Shortfall                                                        0.00

CPR
----
                                                MAY-03       JUN-03      JUL-03
                              1 mth CPR         29.29%       29.13%      29.99%


ARREARS
-------                        % of pool
                             (by balance)
                             ------------
31 - 59 days                    0.64%
60 - 89 days                    0.28%
90+ days                        0.23%
Defaults                         Nil
Losses                           Nil